UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On June 13, 2023, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”), and incorporated herein by reference, announcing that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

Information incorporated by reference in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-240183 and 333-270985.

Exhibits
Exhibit
Number	Description of Exhibit

99.1	Press Release dated June 13, 2023- “Compugen Regains Compliance with Nasdaq Minimum Bid Price Requirement.”

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 13, 2023	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel